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                          April 13, 2023

       Christopher Sullivan
       Chief Financial Officer
       Avalo Therapeutics, Inc.
       540 Gaither Road, Suite 400
       Rockville, Maryland 20850

                                                        Re: Avalo Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 12,
2023
                                                            File No. 333-271225

       Dear Christopher Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew J. Gibbons